Exhibit I

Description

Communication issued to NYSE dated 29th March, 2004 intimating about the acquisition of Indian equity shares of HDFC Bank Limited in excess of 5% of the share capital of the Bank by the Life Insurance Corporation of India.

Monday, March 29, 2004

The New York Stock Exchange,
New York,
U. S. A.

Dear Sir(s),

Re: Disclosure pursuant to Indian regulatory provisions under clause 7 (3) of the SEBI (Substantial
Acquisition of Shares and Takeovers) Regulations, 1997

We wish to inform you that we have received a communication dated 27th March, 2004 from the Life Insurance Corporation of India intimating to us that they have increased their shareholding in the Bank to 5.05% of the share capital of the Bank and that they hold 14244506 Indian equity shares in the Bank. This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sanjay Dongre
Vice – President (Legal) &
Company Secretary